Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (China Standard Time) on August 16, 2017 (which is 4:00 a.m. (Eastern Daylight Saving Time) on August 16, 2017) or at any adjournment thereof.  The Meeting will be held at Room F, 5th Floor, World-Wide House 19 Des Voeux Road, Central, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.  A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of GDS Holdings Limited no later than 48 hours prior to the meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on July 17, 2017 (China Standard Time) are entitled to vote at the Meeting.  As of June 30, 2017, 712,418,628 of our Class A ordinary shares and 67,590,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 215,236,096 Class A ordinary shares were represented by ADSs held by JPMorgan Chase Bank, N.A.  At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

Voting and Solicitation

For Proposals 1 and 2, each Class A ordinary share in issue on the record date is entitled to one vote per share, and each Class B ordinary share in issue on the record date is entitled to twenty votes per share.  For Proposals 3, 4 and 5, each Class A ordinary share and Class B ordinary share in issue on the record date are entitled to one vote per share.  At the Meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such ordinary shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every Member present in person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have one vote provided that where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands.  The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.  Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal.  Any representative of a corporate shareholder attending the annual general meeting would need to produce a letter / board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card.  Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan Chase Bank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.  Under the terms of the deposit agreement, JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the two paragraphs below.  As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Class A ordinary shares at the Meeting.

JPMorgan Chase Bank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

PROPOSALS 1 to 3

RE-ELECTION OF DIRECTORS

According to Article 86(1) of our Amended and Restated Articles of Association (the “Articles”) coming into effective on November 7, 2016, the Directors shall be divided into three classes: Class I, Class II and Class III.  The term of office of the Directors in Class I shall expire at the first annual meeting of Members following the effectiveness of the Articles.    Based on the Board Resolution dated October 18, 2016, Mr. Erik Siao, Mr. Satoshi Okada and Mr. Bruno Lopez are the current Class I Directors of the Company and, accordingly, shall retire from the office at the Meeting.

In accordance with Article 86(2) of the Articles, by written notice to the Company, dated June 29, 2017, Mr. Bruno Lopez has been reappointed by STT GDC Pte. Ltd. as our director.  Given that Mr. Bruno Lopez has been re-appointed pursuant to Article 86(2), it is only necessary for members to consider resolutions for the appointment of Mr. Erik Siao and Mr. Satoshi Okada as Class I Directors.

In accordance with Article 86(4) of the Articles, by written notice to the Company, dated June 26, 2017, William Wei Huang has nominated each of Mr. Erik Siao and Mr. Satoshi Okada for appointment as our directors, and each of Mr. Erik Siao and Mr. Satoshi Okada shall be eligible for re-election at the Meeting.  Such directors shall be elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

In accordance with Article 86(6) of the Articles, the Nominating and Corporate Governance Committee shall have the right to nominate the remaining director (being, at the date of this proxy statement, one (1) independent director) for appointment as a director.  Such director shall be elected by resolutions of the Members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions).  Based on the resolution of the Nominating and Corporate Governance Committee adopted on July 6, 2017 and approved by the Board on July 13, 2017, Mr. Chang Sun has been nominated for election as a Class II Director and shall be eligible for re-election at the Meeting.

Mr. Erik Siao, Mr. Satoshi Okada and Mr. Chang Sun have indicated that they will offer themselves for re-election as directors at the Meeting.  Their names, their ages as of August 2017, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Mr. Erik Siao	66	Independent Director
Mr. Satoshi Okada	58	Director
Mr. Chang Sun	61	Independent Director

Mr. Erik Siao has been a director of the Company since 2007.  Between 2002 and 2007, Mr. Siao worked as an investment consultant.  For more than ten years prior to 2002, Mr. Siao served as the senior vice president and director of China Operation at Ecoban Finance Limited in New York, which was a member of SK Group of South Korea.  Prior to 1987, Mr. Siao served as the vice president of ContiTrade Services Corp. in New York (also known as Merban Corp.), which was a member of Continental Grain Company.  Mr. Siao received a master’s degree in international management with distinction from The American Graduate School of International Management, also known as Thunderbird, in 1982.

Mr. Satoshi Okada has been a director of the Company since 2014.  Mr. Okada previously served as executive vice president of the SOFTBANK Group’s e-commerce business planning in Japan since April 2000.  Prior to that, he held various management positions within the SOFTBANK Group.  He also serves as a director of Alibaba Japan, which is engaged in the business of ecommerce services.  Mr. Okada also represented SoftBank as a director on the board of Baozun Inc., a Nasdaq-listed company, and Alibaba.com while it was a public company in Hong Kong.  Before joining the SOFTBANK Group, Mr. Okada served as chief executive officer and president of NetIQ KK.  Mr. Okada is also renowned in the storage management industry for his success in establishing Cheyenne Software KK and Computer Associates Japan as industry leaders in the Japanese market.

Mr. Chang Sun has been a director of the Company since 2017 based on the members’ resolution of the Company dated October 18, 2016.  Mr. Sun is the Chairman of Black Soil Group Ltd., an investment holding company he founded in 2015.  Prior to founding Black Soil, he was the Chairman, Asia Pacific at Warburg Pincus, a global private equity firm, from 1995 to 2015.  Mr. Sun was an Executive Director at Goldman Sachs Asia in Hong Kong from 1992 to 1995.   Mr. Sun is the Chairman of the China Venture Capital and Private Equity Association, which he founded in 2002, and Executive Vice Chairman of the China Real Estate Developers and Investor’s Association, which he founded in 2006.  He is also a member of the Asia Executive Board of the Wharton School of the University of Pennsylvania and a member of the Nature Conservancy’s Asia Pacific Council.  Mr. Sun obtained his Bachelor of Arts degree from Beijing Foreign Studies University and completed a post-graduate international affairs program offered by the United Nations.  Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Each Director will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the Meeting, taking into account the differing voting rights of the Class A and Class B ordinary shares as described above, where applicable.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2 AND 3, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommends, and our Board of Directors has resolved, that KPMG Huazhen LLP be appointed as our independent auditor for the fiscal year ending December 31, 2017.  KPMG Huazhen LLP has served as our independent auditor since 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection.  Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE CONFIRMATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2017.

PROPOSAL 5

AUTHORIZATION OF DIRECTORS AND OFFICERS

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

William Wei Huang
Chairman of the Board and
Chief Executive Officer